UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ZipRealty, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98974V107

(CUSIP Number)

Marilyn J. Wasser

Executive Vice President and

General Counsel

Realogy Group LLC

175 Park Avenue

Madison, NJ 07940

(973) 407-5370

Copy to:

Barbara L. Becker

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4062

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98974V107	13D

(1)	NAMES OF REPORTING PERSONS Realogy Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 51,533,271 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 51,533,271 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,533,271 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	The calculation of the foregoing percentage is based on 51,533,271 shares of Issuer Common Stock outstanding as of August 14, 2014, as provided by the Issuer.

CUSIP No. 98974V107	13D

(1)	NAMES OF REPORTING PERSONS Honeycomb Acquisition, Inc.*
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 51,533,271 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 51,533,271 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,533,271 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%**
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	As described in Item 4 of this Schedule 13D, Honeycomb Acquisition, Inc. was merged with and into Issuer on August 14, 2014.
**	The calculation of the foregoing percentage is based on 51,533,271 shares of Issuer Common Stock outstanding as of August 14, 2014, as provided by the Issuer.

Introduction

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) updates and supplements the statement on Schedule 13D filed by Realogy Group LLC (“Realogy”) and Honeycomb Acquisition, Inc. (“Purchaser” and together with Realogy, the “Reporting Persons”) with the Securities and Exchange Commission on July 18, 2014 with respect to common stock, par value $0.001 per share (the “Shares”), of ZipRealty, Inc., a Delaware corporation (“ZipRealty” or the “Issuer”). The principal executive offices of ZipRealty are located at 2000 Powell Street, Suite 300, Emeryville, California 94608.

This Amendment No. 1 is being filed primarily to update the Reporting Persons’ disclosures under Items 3, 4, 5 and 7. Terms not otherwise defined herein shall have the meanings ascribed to them in the original Schedule 13D filed on July 18, 2014.

Item 3.	Source and Amount of Funds or Other Consideration.

The information under this Item 3 is hereby amended and supplemented to add the following text:

On August 13, 2014, upon the expiration of the Offer, the Purchaser acquired 17,576,436 Shares that were validly tendered and not withdrawn in the Offer (including 821,068 Shares tendered by notice of guaranteed delivery) at a per share price of $6.75 and an aggregate price of $118,640,943, in cash. On August 14, 2014, Purchaser acquired 29,624,576 Shares from the Issuer pursuant to its exercise of the Top-Up Option at a per share price of $6.75 and an aggregate price of $199,965,888, with $29,624.58 of such aggregate price paid in cash and the remaining $199,936,263.42 by promissory note from the Purchaser. Also on August 14, 2014, Purchaser acquired 4,332,259 Shares at a per share price of $6.75 and an aggregate price of $29,242,748.25, in cash, pursuant to the merger of Purchaser with and into ZipRealty using the “short-form” merger procedures set forth in Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”). Realogy provided Purchaser with sufficient funds to pay for the cash portion of the purchase price of such Shares. The funds to make such payments came from Realogy’s cash on hand.

Item 4.	Purpose of Transaction.

The information under this Item 4 is hereby amended and supplemented to add the following text:

The Offer expired at 5:00 P.M., New York City time, on August 13, 2014. As of the expiration of the Offer, 17,576,436 Shares were validly tendered and not withdrawn (including 821,068 Shares tendered by notice of guaranteed delivery), representing approximately 80.2% of all outstanding Shares. On August 13, 2014, Purchaser accepted for payment all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer and made payment for such Shares in accordance with the terms and conditions of the Offer and applicable law. On August 14, 2014, Realogy Holdings Corp., Realogy’s ultimate parent, issued a press release, which is filed as Exhibit 4 hereto and incorporated herein by reference, announcing the completion of the Offer, the exercise of the Top-Up Option and its intent to effect the Merger pursuant to the “short-form” procedures under applicable Delaware law.

In order to obtain a sufficient number of Shares to effect a “short-form” merger under Section 253 of the DGLC, on August 14, 2014, Purchaser exercised the Top-Up Option to purchase from ZipRealty a number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Realogy and Purchaser at the time of such exercise, constitute one Share more than 90% of the Shares then outstanding after giving effect to the issuance of the Top-Up Option Shares.

Following the exercise of the Top-Up Option, Purchaser effected the Merger pursuant to the “short-form” merger procedures set forth in Section 253 of the DGCL. As a result, on August 14, 2014, Purchaser merged with and into ZipRealty, with ZipRealty surviving the Merger as a wholly-owned indirect subsidiary of Realogy. Upon the consummation of the Merger, all remaining issued and outstanding Shares not tendered in the Offer, other than Shares owned by ZipRealty, Purchaser, Realogy, any of its wholly-owned subsidiaries or ZipRealty stockholders who validly exercised their appraisal rights in connection with the Merger, were converted into the right to receive the same cash price of $6.75 per Share paid in the Offer, without interest and less any applicable withholding taxes. Following the Merger, Realogy caused the Shares to be delisted from the NASDAQ Global Market.

The press release issued by Realogy Holdings Corp. on August 14, 2014 in connection with the expiration of the Offer is filed as Exhibit 4 hereto and is incorporated herein by reference.

Other than as described in this Item 4, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information under this Item 5 is hereby amended and restated as follows:

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 5.

(a) and (b) Realogy beneficially owns 51,533,271 Shares, representing 100% of the Shares outstanding (based on 51,533,271 Shares outstanding as of August 14, 2014, as provided by the Issuer). Purchaser beneficially owns 51,533,271 Shares, representing 100% of the Shares outstanding (based on 51,533,271 Shares outstanding as of August 14, 2014, as provided by the Issuer). Both Realogy and Purchaser have shared power to vote or dispose, or direct the voting or disposition of, the Shares listed above.

(c) As described on Item 4 of this Schedule 13D, on August 13, 2014 Purchaser acquired 17,576,436 Shares at a per share price of $6.75 pursuant to the Offer; on August 14, 2014, Purchaser acquired 29,624,576 Shares at a per share price of $6.75 pursuant to its exercise of the Top-Up Option; and also on August 14, 2014 Purchaser acquired 4,332,259 Shares at a per share price of $6.75 pursuant to the Merger.

(d) To the knowledge of the Reporting Persons, no person other than the Tendering Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

This Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

4	Press Release issued by Realogy Holdings Corp on August 14, 2014 (incorporated by reference from Exhibit (a)(5)(D) to the Schedule TO-T filed by Realogy Group LLC and Honeycomb Acquisition, Inc. on August 14, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule 13D is true, complete and correct.

Dated: August 15, 2014

REALOGY GROUP LLC

By:	/s/ Anthony E. Hull
Name:	Anthony E. Hull
Title:	Executive Vice President,
Chief Financial Officer and Treasurer

HONEYCOMB ACQUISITION, INC.

By:	/s/ Anthony E. Hull
Name:	Anthony E. Hull
Title:	Executive Vice President and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement by and between Realogy Group LLC and Honeycomb Acquisition, Inc., dated as of July 15, 2014.*

2	Agreement and Plan of Merger, by and among Realogy Group LLC, Honeycomb Acquisition, Inc. and ZipRealty, Inc., dated as of July 15, 2014 (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by Realogy Holdings Corp. and Realogy Group LLC on July 15, 2014).*

3	Tender and Voting Agreement, by and among Realogy Group LLC, Honeycomb Acquisition, Inc. and certain stockholders of ZipRealty, Inc., dated as of July 15, 2014 (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by Realogy Holdings Corp. and Realogy Group LLC on July 15, 2014).*

4	Press Release issued by Realogy Holdings Corp. on August 14, 2014 (incorporated by reference from Exhibit (a)(5)(D) to the Schedule TO-T filed by Realogy Group LLC and Honeycomb Acquisition, Inc. on August 14, 2014).**

10.1	Amended and Restated Credit Agreement, dated as of March 5, 2013, by and among Realogy Intermediate Holdings LLC, Realogy Group LLC, the lenders party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent, and Goldman Sachs Lending Partners LLC, Barclays Bank PLC, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Credit Agricole Corporate and Investment Bank, as co-syndication agents and co-documentation agents, as amended (incorporated by reference from Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).*

*	Previously filed.
**	Filed herewith.